UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2010

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

SUMMARY OF RESOLUTIONS OF THE
151st MEETING OF THE BOARD OF DIRECTORS

CPFL Energia S.A. hereby notifies its shareholders and the market in general that at the 151st Meeting of the Board of Directors held on March 31 2010, the following matters were decided:

I.	Approval: Aggregate compensation of the members of Management and the Fiscal Council of CPFL Energia for the 2010/2011 term of office, and result of the performance appraisal of the Executive Board in 2009;
II.	Approval: Ratification for the acquisition by CPFL Brasil of electric energy to meet the needs of the energy balance for the months from September 2010 to December 2011;
III.	Approval: Renewal of a Bank Guarantee by CPFL Energia in favor of the National Economic and Social Development Bank-BNDES for financing conceded to Foz do Chapecó with respect to the equity stake of Furnas in Chapecoense Energia S.A., as a pledge for the drawdown of the 4th tranche of funds;
IV.	Approval: Re-ratification of the resolution on financing to be arranged by CPFL Brasil with the BNDES, with aval of CPFL Energia in view of amendments in the financing conditions required by the BNDES;
V.	Approval and Recommendation for Voting: Re-ratification of the resolution on financing to be arranged by CPFL Paulista, CPFL Piratininga and RGE with the BNDES, with the aval of CPFL Energia, in view of amendments in financing conditions required by the BNDES;
VI.	Approval and Recommendation for Voting: Refinancing of debt arising from a working capital operation by CPFL Paulista with a guarantee of CPFL Energia;
VII.	Approval and Recommendation for Voting: Refinancing of debt arising from a working capital operation and issue of debentures pursuant to CVM Instruction 476/09 by CPFL Geração with guarantee of CPFL Energia;
VIII.	Approval and Recommendation for Voting: Issue of debentures of CPFL Piratininga, pursuant to CVM Instruction 476/09 with guarantee of CPFL Energia;
IX.	Recommendation for Voting: Election of Members of Management of the Controlled Companies and the Establishment of the Aggregate Compensation;
X.	Other matters not inherent to CVM Instruction 358/2002, as amended.

São Paulo, March 31 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 07, 2010

CPFL ENERGIA S.A.

By:	/S/ WILSON P. FERREIRA JÚNIOR
Name: Title:	Wilson P. Ferreira Júnior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.